Exhibit 12

PHILLIPS 66 PARTNERS LP

Computation of Ratio of Earnings to Fixed Charges

	Millions of Dollars
	Six Months Ended
	June 30	Years Ended December 31
	2016	2015*	2014*	2013*	2012*	2011*
Earnings Available for Fixed Charges
Income before income taxes	$138.5	189.5	135.6	95.8	68.1	63.7
Undistributed equity earnings	(1.1)	(0.1)	—	—	—	—
Fixed charges, excluding capitalized interest**	21.7	34.5	5.3	0.3	—	—
	$159.1	223.9	140.9	96.1	68.1	63.7

Fixed Charges
Interest and expense on indebtedness, excluding capitalized interest	$20.9	33.9	5.3	0.3	—	—
Capitalized interest	2.7	31.6	6.9	—	—	—
Interest portion of rental expense	0.3	0.6	—	—	—	—
	$23.9	66.1	12.2	0.3	—	—

Ratio of Earnings to Fixed Charges	6.7	3.4	11.5	320.3	N/A	N/A
*Prior-period financial information has been retrospectively adjusted for the acquisitions of businesses under common control.
**Includes amortization of capitalized interest of approximately $0.5 million for the six months ended June 30, 2016.